FILED BY WALDENCAST ACQUISITION CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC

COMMISSION FILE NUMBER: 001-40207

The following is an internal letter that was sent to the field employees of Obagi:

FIELD EMPLOYEE UPDATE - Exciting News to Share Regarding the Future of Obagi

Good morning Obagi Team,

Nearly four years ago, we set out on a journey to redefine the category we helped create. Today, I am excited to share with you that Obagi has signed an agreement to combine with Waldencast Acquisition Corp, to form the foundation of a new global beauty and wellness operating platform. This announcement marks significant progress towards our goal and our mission to create the future of skincare.

Let me tell you a little about Waldencast. Waldencast was formed by long-time beauty industry executives – Michel Brousset and Hind Sebti – with an ambition to build a best-in-class global beauty platform by creating, accelerating and scaling the next generation of conscious, purpose-driven brands. Waldencast intends to be a multi-brand platform, and as part of today’s announcement, Waldencast has also entered into an agreement to combine with Milk. Upon close of the transaction, Obagi and Milk will operate completely independently as two of the Brand Houses under the Waldencast umbrella.

I am thrilled that Obagi will join the Waldencast family because its leaders and vision are aligned with our focus of bringing purpose into business strategy. As a part of Waldencast, we will work alongside other purpose-driven beauty and wellness brands to create a more inclusive, socially responsible industry. There also are additional benefits we can realize to support our continued success, such as the ability to bring operational scale across the Waldencast platform, attracting best-in-class beauty talent experience, and developing an ecosystem that preserves entrepreneurship while rapidly expanding globally.

Importantly, when this agreement closes early next year, Obagi will become part of the publicly traded Waldencast platform. We will continue to operate as our own company, under the same name and leadership team. I will remain CEO of Obagi and will become a member of the Waldencast leadership team. The business we developed in China will split to become an independent organization operating outside of the Waldencast platform. The new, separate entity will be led by Simon Dai as Obagi China.

I know many of you have had long careers at Obagi and have experienced various corporate structure changes over the years. What has not changed throughout each of the transitions is our commitment to our employees, our long legacy of delivering value to our customers and our shareholders. The combination with Waldencast is a unique change for Obagi in that it truly enhances what we’ve built over the years, and the value lies in the significant additional resources Waldencast can bring to Obagi to scale up, expand and grow while continuing to be an independent brand focused solely on our products, our purpose, and our people. Obagi is truly in a league of its own in our category when it comes to clinical and business performance, and we should all be very proud of that fact. We have worked together to build what Obagi is today, and I look forward to continuing to lead us fearlessly into the future, together!

I’m sure you will have many questions, and we will be sure to keep you informed along the way. Congratulations on all your efforts! We have come a long way, especially in the past four years.

Attached here is the press release issued this morning. News of this milestone in Obagi’s history is also being shared via e-mail communications to our customers and partners. This afternoon, I will host a Town Hall meeting at 1:00 pm PST where I look very much forward to discussing this news with all of you and introducing you to Michel from Waldencast.

Sincerely,

Jaime Castle | President & CEO

O 562.276.9034 | M 856.373.0971 | E jaimec@obagi.com

Obagi

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form S-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.